Exhibit 99.3

MATERIAL CHANGE REPORT

FORM 51-102F3

Item 1	Name and Address of Company

HudBay Minerals Inc.

25 York Street, Suite 800

Toronto, ON M5J 2V5

Item 2	Date of Material Change

August 5, 2011

Item 3	News Release

A news release with respect to the material change referred to in this report was disseminated through Marketwire on August 5, 2011 and subsequently filed on SEDAR.

Item 4	Summary of Material Change

On August 5, 2011, HudBay Minerals Inc. (“HudBay”) announced that it had entered into a definitive agreement to sell 100% of its interest in the Fenix ferro-nickel project in Guatemala (the “Fenix Project”) to Solway Investment Group Limited and certain of its affiliates (collectively, the “Solway Group”).

Item 5	Full Description of Material Change

On August 5, 2011, HudBay signed a definitive agreement (the “Agreement”) to sell 100% of its interest in the Fenix Project to the Solway Group. Pursuant to the terms of the Agreement, HudBay will receive US$140 million in cash at closing and US$30 million upon the satisfaction of certain conditions during the course of the Solway Group’s development of the Fenix Project.

Completion of the transaction is expected to occur during the third quarter of 2011.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

David Bryson, Senior Vice President and Chief Financial Officer

Telephone: (416) 362 8181

Item 9	Date of Report

August 10, 2011